

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 3, 2008

Mr. Jeff Feuer
Chief Financial Officer
SPO Medical Inc.
Beit Hapa'amon, Suite 209
20 Hata'as Street
Kfar Saba, Israel

> **RE:** **SPO Medical Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **File No. 0-11772**

Dear Mr. Feuer:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief